SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: April 7,2003

NOVA Chemicals Corporation

645, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 4G8

(Address of principal executive offices)

Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connect Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s:

1.             Notice of Annual Meeting and Letter to Shareholders dated April 7, 2003; and

2.             Management Information Circular and form of proxy dated March 4, 2003 (excluding the sections entitled "Report of the Human Resources Committee," "Total Return Performance," "Report of the Audit, Finance and Risk Committee" and "Corporate Governance," which shall be deemed not to be incorporated by reference).

are furnished herewith and are incorporated by reference into the following Registration Statements

Registration Statement on Form S-8 #33-47673

Registration Statement on Form S-8 #333-520

Registration Statement on Form S-8 #333-9076

Registration Statement on Form S-8 #333-9078

Registration Statement on Form S-8 #33-86218

Registration Statement on Form S-8 #33-77308

Registration Statement on Form S-8 #333-4740

Registration Statement on Form S-8 #333-11280

Registration Statement on Form S-8 #333-12910

Registration Statement on Form S-8 #333-101793

Registration Statement on Form F-9 #333-13824

A copy of the Registrant's:

3.             Annual Report for the fiscal year ended December 31, 2002

is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Susan J. Wright
Susan J. Wright
Vice-President and Corporate Secretary

Date: April 7, 2003

EXHIBITS

Attached hereto are:

1.             Notice of Annual Meeting and Letter to Shareholders dated April 7, 2003;

2.             Management Information Circular and form of proxy dated March 4, 2003; and

3.             Annual Report for the fiscal year ended December 31, 2002.